Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063
October 1, 2018
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Michael Killoy; Brigitte Lippmann; Linda Cvrkel; Rufus Decker

Re:	Guardant Health, Inc.
Registration Statement on Form S-1 (Registration No. 333-227206)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-227206) (the “Registration Statement”) of Guardant Health, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 3, 2018, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181 or, in his absence, Drew Capurro at (714) 755-8008.
The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Guardant Health, Inc.

By:	/s/ Helmy Eltoukhy
Helmy Eltoukhy
Chief Executive Officer

cc:	Shayne Kennedy, Latham & Watkins LLP